Exhibit 20.1

MARKETING SERVICES GROUP ENGAGES GOLDMAN SACHS TO ASSIST IN REVIEW OF STRATEGIC ALTERNATIVES

Marketing Services Group, Inc. (Nasdaq: MSGI), a leading provider of integrated marketing solutions, today announced that the Company has retained Goldman Sachs as its financial advisor. Goldman Sachs will assist MSGi in exploring possible strategic alternatives designed to maximize shareholder value. Such alternatives may include a possible sale of the Company or an investment in the company by a strategic partner. The Company notes there is no assurance that any transaction will be consummated.

Jeremy Barbera, Chairman and Chief Executive Officer of Marketing Services Group, commented, "Over the last several years, Marketing Services Group has invested in various initiatives which have brought significant value to our clients and dramatically increased our capabilities. We have also taken steps to fully integrate our business and to streamline our finances. Largely as a result of these actions, the December quarter was our most successful operational quarter to date as a public company. Unfortunately, we don't believe that our current stock price fairly reflects the value of our company today. To that end, we have retained Goldman Sachs to help us evaluate alternatives aimed at allowing our shareholders to maximize the value of their investment in Marketing Services Group."

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its annual report on Form 10-K for the year ended June 30, 2000 and 10-Q for the period ending September 30, 2000.

About Marketing Services Group, Inc.

Marketing Services Group, Inc. is a leading provider of integrated marketing solutions. The Company provides seamless and cohesive traditional and interactive marketing programs to leading companies around the world, including American Express, Chase Manhattan, Columbia House, General Electric, Lincoln Center for the Performing Arts, Madison Square Garden, Salvation Army, Sierra Club, Verizon and Walt Disney.

Marketing Services Group is a dominant player in the entertainment, publishing, fundraising and financial service sectors as well as other key vertical markets. Marketing Services Group provides marketing solutions to nearly 5,000 clients worldwide with pro-forma revenues for the current fiscal year of approximately $200 million. The Company has over 1,000 employees with material offices in New York, Boston, Philadelphia, Atlanta, Houston, Los Angeles, San Francisco and London.

Marketing Services Group provides a wide range of services including strategic planning, creative, direct marketing, database marketing, database management, telemarketing, telefundraising, print production and mailing, media planning and buying, e-commerce applications, Web development and hosting, and online ad sales and consulting. Corporate headquarters are located at 333 Seventh Avenue, New York, NY 10001. Telephone: 917-339-7100. Additional information is available on the company's Website: http://www.msginet.com

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Contact:

Jamie Karlin
Marketing Services Group
917-339-7100
jamie@msginet.com


Adam Miller/Amanda McDonald
The Abernathy MacGregor Group
212-371-5999
alm@abmac.com